UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)*

Under the Securities Exchange Act of 1934

HC2 HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74443P104
(CUSIP Number)

Thomas A. Williams Executive Vice President & Chief Financial Officer HRG Group, Inc. 450 Park Avenue, 29th Floor New York, New York 10022 (212) 906-8555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74443P104	Page 1 of 4

1	NAME OF REPORTING PERSON HRG Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,678,395
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,678,395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,678,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2% of Common Shares (12% of Voting Power)*
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74443P104	Page 2 of 4

Item 1.    Security and Issuer.

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) is being filed by the undersigned to amend the Schedule 13D filed on January 7, 2014, as amended by Amendment No. 1 filed on January 15, 2014,  Amendment No. 2 filed on May 23, 2014, Amendment No. 3 filed on November 28, 2014 and Amendment No. 4 filed on June 29, 2015 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.001 per share (the “Shares”), of HC2 Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 460 Herndon Parkway, Suite 150, Herndon, VA 20170.

Item 2.    Identity and Background.

No material change.

Item 3.    Source and Amount of Funds or Other Consideration.

No material change.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended by adding the following as the last paragraph thereof:

On October 9, 2015, HGI Funding, LLC ("HGI Funding") entered into that certain Stock Purchase Agreement (the "Agreement") pursuant to which, among other things, HGI Funding agreed to sell all of its Shares to other purchasers, severally and not jointly, including Jefferies LLC and Philip A. Falcone, at a purchase price of $7.50 per Share (the "Sale"). The terms and conditions of the Sale were reviewed and approved by the independent, disinterested members of the board of directors of HRG Group, Inc., ("HRG")  who were advised by independent outside counsel. The Sale will be made pursuant to an available exemption from the registration requirements of the Securities Act of 1933, as amended. In connection with the consummation of the transactions contemplated by the Agreement, each purchaser will be granted registration rights by the Issuer with respect to the Shares purchased.  Upon the completion of the transactions contemplated by the Agreement (the "Closing"), neither HGI Funding nor HRG will hold any equity in the Issuer. The Closing is subject to the satisfaction of a number of customary conditions; no assurance can be provided that the Closing conditions will be satisfied or that the Closing will occur.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the form of Agreement, which is filed as Exhibit A, and is incorporated herein by reference.

CUSIP No. 74443P104	Page 3 of 4

Item 5.    Interest in Securities of the Issuer.

No material change.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following as the last paragraph thereof:

The disclosure in Item 4 is incorporated by reference herein.

Item 7.    Material to be Filed as Exhibits.

Exhibit A:	Form of Stock Purchase Agreement

CUSIP No. 74443P104	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HRG GROUP, INC.
By:	/s/ Thomas A. Williams
	Name:	Thomas A. Williams
	Title:	Executive Vice President & Chief Financial Officer

October 9, 2015

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

EXHIBIT A

Stock Purchase Agreement

This Stock Purchase Agreement (this "Agreement") is made and entered into as of October [__], 2015, by and among HGI Funding, LLC, a Delaware limited liability company (the "Seller"), HC2 Holdings, Inc., a Delaware Corporation (the "Company") solely for the purposes of Sections 5(a), 10, 18, 19 and 20,  and the persons listed as purchasers of the Shares (as defined below) in Exhibit A hereto (each, a "Buyer," and collectively, the "Buyers").

Recitals

A.            The Seller has authorized the sale of 4,678,395 shares of Common Stock of the Company, par value $0.001 per share (the "Common Stock") held by Seller on the terms and subject to the conditions set forth in this Agreement.

B.            The Seller desires to sell to the Buyers, and the Buyers desire to purchase from the Seller, an aggregate of 4,678,395 shares of Common Stock (the "Shares") pursuant to the terms and conditions in this Agreement.

Agreement

The parties agree as follows:

1.    Purchase of Shares.  On the terms and subject to the conditions of this Agreement, at the Closing (as hereinafter defined), the Seller hereby agrees to sell to each respective Buyer, and each respective Buyer hereby agrees to purchase from the Seller, severally and not jointly, the number of Shares to be sold to such Buyer set forth opposite such Buyer's name on Exhibit A hereto, in each case, at a purchase price of $7.50 per Share.  On the terms and subject to the conditions of this Agreement, the closing of such sale and purchase (the "Closing") shall occur at 10:00 a.m., New York time, on October 14, 2015, or at such other time and date as shall be agreed between Jefferies LLC ("Jefferies") and the Seller (the time and date on which the Closing occurs is referred to herein as the "Closing Date").  Notwithstanding the foregoing, if the Closing has not occurred within 30 days of the Closing Date, this Agreement shall terminate and all obligations of the Seller and the Buyers pursuant to this Agreement shall be void and of no effect; provided, that Sections 9, 10, 12, 13, 14, 15, 16, 19 and 20 and the last sentence of Section 17 and this sentence shall survive termination of this Agreement and that no such termination shall relieve any party hereto from liability for any material breach of this Agreement or bad faith conduct that occurred prior to, or in connection with, such termination.
2.            Purchase Price; Closing.
(a)            Subject to the satisfaction of the conditions to the Closing set forth in this Agreement, as consideration for the purchase of the Shares from the Seller, at the Closing, each Buyer will deliver to the Seller, by wire transfer of immediately available funds, the amount set forth opposite such Buyer's name on Exhibit A under the column "Purchase Price" (the sum of such amounts for all Buyers, the "Purchase Price") to an account designated by the Seller in writing at least one business day prior to the Closing.
(b)            At the Closing, the Seller will (x) execute and deliver an executed stock power and any other documents reasonably requested by the Buyers or Broadridge Corporate Issuer Solutions, Inc., as transfer agent for the Company (the "Transfer Agent"), in form reasonably acceptable to the Buyers, in order to effect a book-entry transfer of the applicable Shares on the books of the Transfer Agent from the Seller to each applicable Buyer and (y) deliver, and cause the Transfer Agent to deliver, to the Buyers such documents as may be reasonably requested by each Buyer to evidence its ownership of the Shares.  At the Closing, the Buyers will deliver to the Seller and/or the Transfer Agent such documents as may be reasonably requested by the Seller or the Transfer Agent.
(c)            The obligation of the Buyers to consummate the Closing is subject to the fulfillment at or prior to the Closing of the following condition: the Company shall have duly executed and delivered to the Buyers a Registration Rights Agreement (the "Registration Rights Agreement") in substantially the form of Exhibit B hereto. This Agreement and the Registration Rights Agreement are together referred to as the "Transaction Documents".
3.            Representation and Warranties of the Seller.  The Seller hereby represents and warrants to the Buyers as of the date hereof and as of the Closing Date, as follows:
(a)            Authorization.  (i) The Seller has been duly formed and is validly existing as a limited liability company in good standing under the laws of the State of Delaware; (ii) the Seller has full power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated in this Agreement; (iii) the execution and delivery by the Seller of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Seller, and no further approval or authorization is required on the part of the Seller; and (iv) the Seller has duly executed and delivered this Agreement and this Agreement constitutes the legal, valid and binding obligation of the Seller, enforceable in accordance with its terms, subject to applicable laws affecting creditors' rights generally and to general equitable principles.
(b)            No Breach.  The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, and the compliance with the terms of this Agreement will not conflict with, result in the breach of, or constitute a material default under, or require any consent or approval that has not been obtained on or prior to the date hereof under, any agreement or instrument to which the Seller is a party or by which it may be bound, other than those consents and approvals the failure to obtain would not reasonable be expected to prevent or materially impair the Seller's ability to consummate the transactions contemplated by this Agreement.

(c)            Price of Common Stock.  The Seller has not taken, directly or indirectly, any action designed to cause or result in, or that has constituted or that might reasonably be expected to constitute the stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Shares.
(d)            Title to Shares of the Seller; Power and Authority of the Seller.  (i) The Seller owns and holds the Shares to the Buyers beneficially or of record, free and clear of any mortgage, deed of trust, pledge, hypothecation, suit, proceeding, call, security interest, charge, title retention agreement, restriction on transfer, lien or other encumbrance of any kind or nature whatsoever (each of the foregoing, a "Lien") and has full power and authority to transfer and dispose of all of such Shares, free and clear of any Lien; and (ii) upon the payment for and the delivery of such Shares by the Seller as provided in this Agreement, the Buyers will acquire good and valid title to such Shares, free and clear of any Lien.
(e)            Business Experience.  The Seller is capable of evaluating the merits and risks of the sale of the Shares.
(f)            Tax Advice.  (i) Neither the Seller nor the Buyers, nor any of their respective officers, directors, stockholders, agents, representatives or affiliates has made statements, warranties or representations to the Seller with respect to the tax consequences of the transactions contemplated by this Agreement; (ii) the Seller has reviewed with its own tax advisors the federal, state, local and foreign tax consequences of the transactions contemplated by this Agreement; (iii) the Seller relies solely on its own advisors and not on any statements or representations of the Buyers or any other Seller or any of their respective agents for the federal, state, local and foreign tax consequences to it that may result from the transactions contemplated by this Agreement; and (iv) the Seller understands that it (and not the Buyers) will be responsible for any tax liability of the Seller that may arise as a result of the transactions contemplated by this Agreement.
(g)            Offering. No person has or will have, as a result of the transactions contemplated hereby, any right, interest or valid claim against or upon any of the Buyers for any commission, fee or other compensation as a finder, broker or agent because of any act or omission by the Seller.
(h)            No General Solicitation. Neither the Seller nor any person acting on its behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D promulgated under Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder (the "Securities Act") in connection with the offer or sale of the Shares.
(i)            Offering. Neither the Seller nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any Company security, under circumstances that would adversely affect reliance by the Seller on

4(a)(1) (in this case, the so-called "Section 4(a)(1 1/2)" exemption) of the Securities Act or require registration of any of the Shares under the Securities Act.
4.            Representations and Warranties of the Buyers.  Each Buyer hereby represents and warrants to the Seller, severally and not jointly, as of the date hereof and as of the Closing Date, as follows:
(a)            Authorization. (i) In the event such Buyer is an entity, such Buyer has been duly formed and is validly existing in good standing under the laws of the jurisdiction of its formation; (ii) Such Buyer has full power and authority to execute and deliver the Transaction Documents, to perform its obligations under the Transaction Documents, and to consummate the transactions contemplated in the Transaction Documents; (iii) in the event such Buyer is an entity, the execution and delivery by such Buyer of the Transaction Documents, the performance of its obligations thereunder and the consummation of the transactions contemplated thereby have been duly authorized by all necessary action on the part of such Buyer, and no further approval or authorization is required on the part of such Buyer; and (iv) such Buyer has duly executed and delivered the Transaction Documents and such Transaction Documents constitute the legal, valid and binding obligation of such Buyer, enforceable in accordance with their terms, subject to applicable laws affecting creditors' rights generally and to general equitable principles, and with respect to the Registration Rights Agreement, as rights to indemnity or contribution may be limited by state or federal laws or public policy underlying such laws.
(b)            No Breach.  The execution and delivery of the Transaction Documents by such Buyer, the consummation of the transactions contemplated in the Transaction Documents, and the compliance with the terms of the Transaction Documents will not conflict with, result in the breach of, or constitute a material default under, or require any consent or approval that has not been obtained on or prior to the date hereof under, any agreement or instrument to which such Buyer is a party or by which it may be bound.
(c)            Accredited Investor.  Such Buyer is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.
(d)            Investment Representations.  Such Buyer understands that the sale of the Shares has not been registered under the Securities Act or any other applicable securities laws.  Such Buyer also understands that the Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon such Buyer's representations contained in this Agreement and that the Shares must continue to be held by such Buyer unless a subsequent disposition thereof is registered under the Securities Act (and any other applicable securities laws) or is exempt from such registration. Such Buyer further understands that a legend will be placed on any certificate or certificates evidencing the Shares stating that such Shares have not been registered under the Securities Act and such Shares are subject to restrictions on transferability and sale. Such Buyer understands that the Company has no obligation to register the offer, sale or resale of the Securities or to assist the Buyer in obtaining an exemption from applicable registration requirements, except as set forth in the Registration Rights Agreement and that the exemptions from registration afforded by Rule 144 under the Securities Act ("Rule 144") (the provisions of which are known to it) depend on the satisfaction of various conditions.
(e)            Economic Risk.  Such Buyer has been afforded the opportunity to receive information from, and to ask questions of and receive answers from the management of, the Company and its subsidiaries concerning this investment so as to allow it to make an informed investment decision prior to its investment and has sufficient knowledge and experience in financial and business matters so as to be able to evaluate the risks and merits of its investment in the Company.  Such Buyer's financial condition is such that it is able to bear the risk of holding the Shares for an indefinite period of time and the risk of loss of its entire investment in the Shares.  Such Buyer understands that there is no assurance that any exemption from registration under the Securities Act will be available for the disposition by it of the Shares.
(f)            Acquisition for Own Account.  Such Buyer is acquiring the Shares for its own account solely for the purpose of investment, not as nominee or agent, and not with a view to, or for sale in connection with, any distribution of Shares, and such Buyer has no present intention of selling, granting any participation in, or otherwise distributing the same, in violation of the Securities Act. Such Buyer has no present agreement, undertaking, arrangement, obligation or commitment providing for the disposition of the Shares.
(g)            HSR. The Acquiring Person (as defined in 16 C.F.R. §801.2(a)) qualifies for the "acquisition solely for the purpose of investment exemption" under 16 C.F.R. § 802.9, and such Buyer's acquisition of the Shares is therefore exempt from the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
(h)            Company Information. The Seller and the Company may possess or receive or may have received, may have access to, and may be in possession of material, non-public, confidential information concerning the Shares, the Company, and the Company's and/or its affiliates' financial condition, results of operations, businesses, properties, active or pending litigation, assets, liabilities, management, projections, appraisals, plans and prospects, including the fact that the Company may issue and sell shares in the future ("Company Information"), that has not been disclosed to one or more Buyers or the Seller. The Buyers also acknowledge the following: (i) Jefferies is acting as a financial advisor to the Company and will be receiving fees from the Company, (ii) Leucadia National Corporation, the parent company of Jefferies, currently holds, indirectly through the Seller, an economic interest in the Company, which economic interest in the Seller is expected to be liquidated on the Closing Date by the sale of Shares by the Seller, (iii) Jefferies is acting as a Buyer and (iv) Philip A. Falcone, Chief Executive Officer and Chairman of the Board of Directors of the Company is a Buyer and holds economic interests in both the Seller and the Company (the foregoing clauses (i)-(iv), the "Transaction Information").  The Company Information and the Transaction Information may all have an effect on the value of the Shares or be indicative of a value of the Shares that is substantially different from the Purchase Price to be paid by the Buyers to the Seller in the transaction contemplated hereby. Each Buyer expressly waives and releases the Seller from any and all claims and liabilities arising from (i) the Seller's failure to disclose, or each of the Buyers' failure to obtain and review, the Company Information and (ii) any of the facts and circumstances of the Transaction Information.  Furthermore, each Buyer expressly agrees not to make any claim or demand or bring any action against the Seller in respect of the transactions contemplated hereby relating to (A) the Seller's failure to disclose, or such Buyer's failure to obtain and review, such Company Information and (B) any of the facts and circumstances of the Transaction Information; provided, however, that (x) each Buyer expressly acknowledges and agrees that nothing herein shall be deemed, interpreted or construed as an admission that the Seller possesses or has knowledge of any Company Information or any facts or circumstances of the Transaction Information and (y) the foregoing shall not prevent any Buyer from bringing any claim for fraud. Each Buyer acknowledges that the Seller is relying on the representations, warranties, agreements and acknowledgments set forth in this Section 4(h) in engaging in the transactions contemplated hereby, and would not engage in such transactions in the absence of such representations, warranties and acknowledgements.
(i)            Business Experience.  Such Buyer is capable of evaluating the merits and risks of the purchase of the Shares.
(j)            Tax Advice.  (i) Neither the Buyers, nor the Seller, nor any of their respective officers, directors, stockholders, agents, representatives or affiliates has made statements, warranties or representations to such Buyer with respect to the tax consequences of the transactions contemplated by this Agreement; (ii) such Buyer has reviewed with its own tax advisors the federal, state, local and foreign tax consequences of the transactions contemplated by this Agreement; (iii) such Buyer relies solely on its own advisors and not on any statements or representations of the Seller or any other Buyer or any of their respective agents for the federal, state, local and foreign tax consequences to it that may result from the transactions contemplated by this Agreement; and (iv) such Buyer understands that it (and not any other Buyer or the Seller) will be responsible for any tax liability of such Buyer that may arise as a result of the transactions contemplated by this Agreement.
(k)            Offering. No person has or will have, as a result of the transactions contemplated hereby, any right, interest or valid claim against or upon the Seller for any commission, fee or other compensation as a finder, broker or agent because of any act or omission by such Buyer. For the avoidance of doubt, the preceding sentence does not implicate any fees payable to Jefferies by the Company in its capacity as financial advisor to the Company.
(l)            Access to Information. Such Buyer has had: (i) full and complete access to such financial and other information as it deems necessary in order for such Buyer to make a fully-informed decision as to this Agreement, (ii) the opportunity to conduct its own due diligence and (iii) the opportunity to ask questions of and has received answers satisfactory to it, as applicable, from the Seller and Seller's representatives, in each case, with respect to the

Company.  Such Buyer acknowledges that (i) the Purchase Price represents a negotiated price; and (ii) no representation or warranty as to the current or future fair market value of the Shares has been made.
(m)            No Governmental Review. Such Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Shares or the fairness or suitability of the investment in the Shares nor have such authorities passed upon or endorsed the merits of the offering of the Shares.
(n)            No General Solicitation. Such Buyer is not purchasing the Shares as a result of any general solicitation or general advertising and the Buyer has not engaged in any such activities.
(o)            No Change of Control. Such Buyer has no present intent to effect a "change of control" of the Company as such term is understood under the rules promulgated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder (the "Exchange Act").
5.            Transfer Restrictions.
(a)            Each Buyer agrees that it and its controlled Affiliates may only dispose of the Shares pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with any applicable state securities laws, including laws with respect to trading while in possession of material, nonpublic information with respect to the Company and/or any of its affiliates. In connection with any transfer of Shares other than pursuant to an effective registration statement or to the Company or pursuant to paragraph  (b)(1) of Rule 144, the Company may require that the transferor provide to the Company an opinion of counsel, selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration under the Securities Act. Notwithstanding the foregoing, the Company hereby consents to and agrees to register on the books of the Company and with its transfer agent, without any such legal opinion, any transfer of the Shares by a Buyer to an Affiliate of such Buyer, provided that the transferee certifies to the Company that it is an "accredited investor" as defined in Rule 501(a) under the Securities Act. For purposes of this Agreement, the term "Affiliate" means, with respect to any person, any other person directly or indirectly controlling, controlled by or under common control with, such person.  For purposes of this definition, "control" of a person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise.

6.    Share Certificates.  Each Buyer acknowledges that any certificate representing the Shares will bear a legend conspicuously thereon to the following effect:
"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND SAID LAWS OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS THEREOF."

7.            Conditions to the Seller's Obligations at the Closing. The Seller's obligation to complete the transactions contemplated by this Agreement with respect to each Buyer shall be subject to the following conditions to the extent not waived by the Seller:
(a)            Receipt of Payment.  The Seller shall have received payment, by wire transfer of immediately available funds, in the full amount of the purchase price for the number of Shares being purchased by such Buyer at the Closing as set forth in Exhibit A hereto.
(b)            Representations and Warranties.  The representations and warranties made by each of the Buyers in Section 4 hereof shall be true and correct in all material respects when made, and shall be true and correct in all material respects on the Closing Date with the same force and effect as if they had been made on and as of said date, except to the extent any such representation or warranty expressly speaks of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. Each of the Buyers shall have performed all obligations and covenants herein required to be performed by them on or prior to the Closing Date.
(c)            Performance. The Seller's obligation to complete the transactions contemplated by this Agreement shall be subject to the Company's and the Buyers' performance of their respective obligations and covenants herein required to be performed by them on or prior to the Closing Date.
(d)             Receipt of Executed Documents.  Such Buyer shall have executed and delivered to the Company the Registration Rights Agreement.  The Company shall have executed and delivered to such Buyer the Registration Rights Agreement.
(e)            Judgments.  No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby.

(f)            Stop Orders. No stop order or suspension of trading shall have been imposed by the NYSE MKT, the SEC or any other governmental regulatory body with respect to public trading in the Common Stock.
8.            Conditions to Buyers' Obligations at the Closing. Each Buyer's obligation to complete the transactions contemplated by this Agreement shall be subject to the following conditions to the extent not waived by such Buyer:
(a)            Representations and Warranties.  The representations and warranties made by the Seller in Section 3 hereof shall be true and correct in all material respects when made, and shall be true and correct in all material respects on the Closing Date, with the same force and effect as if they had been made on and as of said date, except to the extent any such representation and warranty expressly speaks of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date. The Seller shall have performed all obligations and covenants herein required to be performed by it on or prior to the Closing Date.
(b)            Receipt of Executed Registration Rights Agreement.  The Company shall have executed and delivered to such Buyer the Registration Rights Agreement.
(c)            Legal Opinion.  Such Buyer shall have received an opinion of Akin Gump Strauss Hauer & Feld LLP, special counsel to the Seller, dated as of the Closing Date, in substantially the form previously provided to Jefferies addressing the exemption from registration under the Securities Act pursuant to which the transaction is being effected.
(d)            Judgments.  No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby.
(e)            Stop Orders. No stop order or suspension of trading shall have been imposed by the NYSE MKT, the SEC or any other governmental regulatory body with respect to public trading in the Common Stock.
9.            Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations hereunder is binding upon and inures to the benefit of any parties other than the parties hereto and their respective successors and permitted assigns, and there are no third party beneficiaries of this Agreement,.  No party will assign this Agreement (or any portion hereof, or any rights or obligations hereunder) without the prior written consent of the other parties hereto. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated.
10.            Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed in such state. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States of America located in the Borough of Manhattan in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan in the City of New York (collectively, the "Specified Courts"), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court, as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party's address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
11.            Indemnification.
(a)            Indemnification by the Seller. The Seller agrees to indemnify and hold harmless each Buyer that has purchased Shares sold by the Seller and/or each Person, if any, who controls such Buyer within the meaning of the Securities Act (each, a "HGI Indemnified Party"), against any losses, claims, damages, liabilities or expenses, joint or several, to which such HGI Indemnified Party may become subject under the Securities Act, the Exchange Act, or any other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Seller) insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based in whole or in part on any inaccuracy in the representations and warranties of the Seller contained in this Agreement or any failure of the Seller to perform its obligations hereunder, and will reimburse each HGI Indemnified Party for legal and other expenses reasonably incurred, as such expenses are out-of-pocket and reasonably incurred by such HGI Indemnified Party in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the Seller will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon the inaccuracy of any representations made by such HGI Indemnified Party herein.

(b)            Indemnification by the Buyers. Each Buyer agrees to, severally and not jointly, indemnify and hold harmless each other Buyer and the Seller, each of their directors and officers, and/or each Person, if any, who controls the other Buyers or the Seller within the meaning of the Securities Act (each, a "Buyer Indemnified Party"), against any losses, claims, damages, liabilities or expenses, joint or several, to which such Buyer Indemnified Party may become subject, under the Securities Act, the Exchange Act, or any other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of such Buyer) insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based in whole or in part on any inaccuracy in the representations and warranties of such Buyer contained in this Agreement or any failure of such Buyer to perform its obligations hereunder and will reimburse each Buyer Indemnified Party for legal and other expenses reasonably incurred, as such expenses are out-of-pocket and reasonably incurred by such Buyer Indemnified Party in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action, provided, however, that such Buyer will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon the inaccuracy of any representations made by such Buyer Indemnified Party herein.  No Buyer shall be liable for the indemnification obligations of any other Buyer.
12.            Notices.  All notices and other communications under this Agreement will be in writing and shall be deemed effectively given:  (a) upon personal delivery to the party to be notified, (b) when delivered by confirmed facsimile (with respect to this clause (b), solely if receipt is confirmed), (c) when delivered after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) when delivered by a nationally recognized overnight courier.  All communications, if to the Company, shall be sent to HC2 Holdings, Inc. at HC2 Holdings, Inc. 505 Huntmar Park Drive #325, Herndon, Virginia 20170, Attention: Andrea L. Mancuso, email: amancuso@hc2.com, with copies to Latham & Watkins LLP at 885 Third Avenue, New York, New York 10021, Facsimile: (212) 751-4864, Attention: Senet S. Bischoff, if to the Seller, shall be sent to HGI Funding, LLC at 450 Park Ave, 29th Floor, New York, NY 10022, Facsimile: (212) 906-8559, Attention: Ehsan Zargar with copies to Akin Gump Strauss Hauer & Feld, LLP at One Bryant Park, New York, NY, Attention: Kerry Berchem, Facsimile: (212) 872-1002, and if to a Buyer, shall be sent to the respective Buyer's addresses as set forth opposite the respective Buyer's name on Exhibit A hereto, or at such other address or facsimile number as the Company, the Seller or any Buyer may designate by ten (10) days advance written notice to the other parties hereto.
13.            Counterparts.  This Agreement may be executed in any number of counterparts, each of which will be an original, but all of which together will constitute one instrument.
14.            Headings.  The headings contained in this Agreement are included for purposes of convenience only, and do not affect the meaning or interpretation of this Agreement.

15.            Entire Agreement.  This Agreement (including all Exhibits hereto) sets forth the entire understanding of the parties hereto and supersedes any prior written or oral agreements and understandings with respect to the subject matter of this Agreement. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the parties hereto.
16.            Expenses.  Except as otherwise provided in this Agreement, each of the parties will bear their respective expenses incurred or to be incurred in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.  In the event that any action or proceeding is initiated to enforce or interpret the provisions of this Agreement, or to recover for a violation of this Agreement, the substantially prevailing party in any such action or proceeding shall be entitled to its costs (including reasonable attorneys' fees).
17.            Survival Period.  All representations and warranties made in this Agreement will expire on the first anniversary of the date of this Agreement, except for the representations in Sections 3(a), (b) and (d) which shall survive until the end of the applicable statute of limitations, and the representations, warranties, agreements and acknowledgements set forth in Sections 4(a), (b), (c), (d), (e), (i), (h) and (j) and Section 20 which shall survive indefinitely. All other covenants, agreements and obligations contained in this Agreement shall survive indefinitely unless a different period is specifically pursuant to the provisions of this Agreement.  Notwithstanding anything in this Agreement to the contrary (i) in no event will the Seller or any Buyer be responsible for damages resulting from the breach of any representation, warranty or covenant (including the foregoing indemnity) under this Agreement in excess of the net Purchase Price received by or paid by it, as applicable, and (ii) damages shall not include any (x) special, indirect or punitive damages, or (y) any damages that are not the natural and reasonably foreseeable consequence of the relevant breach.
18.            Efforts to Consummate.  Each of the Seller, the Company and the Buyers shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, all things necessary, proper or advisable under applicable law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and make effective the transactions contemplated by this Agreement as promptly as possible (including, without limitation, the satisfaction of applicable conditions set forth in Sections 2(c), 7 and 8).
19.            Remedies.  Each of the parties hereto (including the Company) acknowledges that remedies at law may be inadequate to protect it against actual or threatened breach of this Agreement by any of parties hereto (including the Company).  Without prejudice to any other rights and remedies otherwise available to any of the parties hereto, each of the parties hereto (including the Company) agrees to the granting of injunctive relief in any other party's favor without proof of actual damages or the posting of a bond or other security.

20.            General Solicitation.  Each of Jefferies and the Company represent and warrant to Seller that (i) neither Jefferies nor the Company nor any person acting on their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D promulgated under the Securities Act) in connection with the offer or sale of the Shares and (ii) the Shares were sold only to the Buyers.  Each Buyer, Jefferies, the Company and the Seller agrees and acknowledges that Akin Gump Strauss Hauer & Feld LLP may rely on the representations and warranties and agreements of each of the such parties contained in this Agreement as if such representations and warranties and agreements, as applicable, were made directly to Akin Gump Strauss Hauer & Feld LLP.
 [Signature Page Follows]

The parties have executed this Stock Purchase Agreement as of the date first above written.

Sellers:

HGI FUNDING, LLC

By:
Name:	[ ˜ ]
Title:	[ ˜ ]

Buyers:

[ ˜ ]

By:
Name:	[ ˜ ]
Title:	[ ˜ ]

[ ˜ ]

By:
Name:	[ ˜ ]
Title:	[ ˜ ]

[ ˜ ]

By:
Name:	[ ˜ ]
Title:	[ ˜ ]

[ ˜ ]

By:
Name:	[ ˜ ]
Title:	[ ˜ ]

[ ˜ ]

By:
Name:	[ ˜ ]
Title:	[ ˜ ]

Signature Page to Stock Purchase Agreement

Company, Solely for the purposes of Sections 5(a), 10, 18, 19 and 20:

HC2 HOLDINGS, INC.

By:
Name:	[ ˜ ]
Title:	[ ˜ ]